SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              GLEN BURNIE BANCORP
-------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $10.00 per share
-------------------------------------------------------------------------------
                        (Title or Class of Securities)

                                  377407 10 1
-------------------------------------------------------------------------------
                                (CUSIP Number)

                              Edwin F. Hale, Sr.
                             First Mariner Bancorp
                           1801 South Clinton Street
                           Baltimore, Maryland 21224
                                 (410) 342-2600


                                with a copy to:
                       Christopher Dean Olander, Esquire
                              Shapiro and Olander
                      36 South Charles Street, 20th Floor
                           Baltimore, Maryland 21201
                                (410) 385-4205
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications


                               November 14, 1997
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.   / /

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page)

                             (Page 1 of 19 Pages)

CUSIP NO. 377407 10 1                                        PAGE 2 OF 19 PAGES

1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    First Mariner Bancorp
    I.R.S. #52-1834860

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)  / /
    (b)  /X/

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)                                                / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Maryland

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    7   SOLE VOTING POWER

        175,418 Shares

    8   SHARED VOTING POWER

        0 Shares

    9   SOLE DISPOSITIVE POWER

        175,418 Shares

    10  SHARED DISPOSITIVE POWER

        0 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    175,418 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.85%

14  TYPE OF REPORTING PERSON*

    CO; BK

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the common stock, par value $10.00 per share (the "Common Stock") of Glen Burnie Bancorp, a Maryland corporation (the "Company"), which has its principal executive offices at 101 Crain Highway, S.E., Glen Burnie, Maryland 21061.

         The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Report is being filed by First Mariner Bancorp, a Maryland corporation ("FMB" or the "Reporting Person").

         (b) The business address of FMB is 1801 South Clinton Street, Baltimore, Maryland 21224, and its principal business is the operation of a bank holding company.

         As more fully described herein, FMB and Ethel Webster, a Maryland resident ("Webster"), have entered into a Stock Purchase Agreement dated November __, 1997 (the "Agreement"), whereby, among other things, FMB has agreed, subject to certain conditions, to purchase from Webster one hundred seventy thousand eight hundred eighty-three (170,883) shares of Common Stock (the "Webster Transaction"). As a result, FMB may be deemed to be the beneficial owner of greater than five percent (5%) of the Common Stock. In view of the fact that the Agreement is an executory contract that is subject to regulatory approval and other conditions precedent and vests no power in FMB to vote or dispose of the Webster shares until after the closing of the Webster Transaction, FMB disclaims beneficial ownership of the shares until the Webster Transaction has been closed and the shares have been transferred on the books and records of the Company.

         On April 15 and 17, 1997, FMB purchased through open market transactions a total of 4,491 shares of Common Stock. On July 1 and October 1, 1997, FMB received stock dividends of 45 and 44 shares of Common Stock, respectively. Prior to the Webster Transaction, as described above, the Company owned a total of 4,580 shares of Common Stock. For purposes of this Schedule 13D, with the addition of the GBB shares received in the Webster Transaction, FMB may be deemed to beneficially own a total of 175,463 shares of Common Stock of the Company (collectively the "GBB Shares").

         Edwin F. Hale, Sr. is the Chairman and Chief Executive Officer of
FMB and owns a significant amount of the equity securities of FMB. As a result, Mr. Hale may be deemed to beneficially own the GBB Shares held by FMB. Mr. Hale disclaims beneficial ownership of the GBB Shares held by FMB which he may be deemed to own as a result of his association with FMB.


                             (Page 3 of 19 Pages)

         FMB is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is required to file reports and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial condition and other matters. Such reports and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048.

         (c) The name, business address and present principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted, of (i) each of the executive officers and directors of FMB; (ii) each person controlling FMB, and (iii) the executive officers and directors of any corporation controlling FMB are set forth in Schedule 1 attached hereto and incorporated herein by reference.

         (d) During the last five years, neither FMB nor, to the best of its knowledge, any executive officer, director or controlling person of FMB has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

         (e) To the best knowledge of FMB, each of its executive officers and directors is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         A total of $110,736 in working capital funds were used to purchase the 4,491 shares of Common Stock of the Company held by FMB prior to the Webster Transaction. The stock dividends were received at no cost to FMB.

         Pursuant to the terms of the Agreement, the aggregate purchase price for the shares in the Webster Transaction is $4,186,634 in immediately available funds. FMB expects that the source of the funds used to pay the purchase price for the GBB Shares will be cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION

         FMB entered into the Agreement for the purpose of acquiring a significant position in the Company's Common Stock. Reference is hereby made to the Agreement, the form of which appears as Exhibit 1 hereto and is incorporated by reference herein. FMB intends to continuously review its investment in the Company, and may in the future acquire additional

                             (Page 4 of 19 Pages)
shares of Common Stock through open market purchases, private purchase transactions, or otherwise. FMB may determine to dispose of all or a portion of the Common Stock it may hold from time to time. In reaching any conclusion as the actions it may take, FMB will take into consideration various factors, such as the Company's business and prospects, Company developments, FMB's success in effectuating the plans and activities described below, other business opportunities available to FMB, general economic conditions, and money and securities market conditions.

         FMB intends to seek control of the Company and may take any one or more of the following actions, in addition to others that may develop in response to changing circumstances:

         1. Enlist the cooperation of other shareholders to form a Shareholders Committee, the purpose of which would be to improve or replace the management of the Company, improve the Company's financial performance, and effectuate a merger of the Company with and into FMB or an affiliate of FMB.

         2. Acquire additional shares of the Company's common stock, either alone or in combination with others.

         3. Affect the composition of the board of directors of the Company, and, specifically, propose its own slate of directors for election at the Company's annual meeting of stockholders to be held on March 12, 1998.

         4. Cause to be called a special meeting of stockholders of FMB for the purpose of approving the merger of the Company with and into FMB or an affiliate of FMB.

         5. Cause to be sold, if appropriate to achieve a higher level of safety, soundness and profitability, a material amount of assets of the Company or one or more of its subsidiaries.

         6. Effectuate, if appropriate to achieve a higher level of safety and soundness, and profitability, a change in the capitalization or the dividend policies of the Company.

         7. Seek approval of changes to the Company's charter and by-laws, the exact nature of which cannot be determined at this time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, the beneficial ownership by FMB of equity securities of the Company, the total amount thereof now outstanding and the percentage of said ownership are set forth in the table below. Except as noted therein, such table includes all of the

                             (Page 5 of 19 Pages)

Company's securities as to which FMB has sole voting power or sole investment power and all such securities as to which FMB shares voting power or shares investment power.


     Registered       No. of Shares
       Equity         Beneficially       No. of Shares      % Beneficially
     Securities           Owned           Outstanding            Owned
     ----------       -------------      -------------      --------------

     Common Stock        175,463            883,858              19.85%


         As of June 30, 1997, the number of shares of Common Stock which were issued and outstanding, as reported by the Company in its Quarterly Report on Form 10-Q dated August 14, 1997, was 883,858. The total number of shares beneficially owned by FMB, as reported in the above-table, includes 89 shares of Common Stock that were received as stock dividends on July 1 and October 1, 1997. However, in that these stock dividends were paid after the number of shares of Common Stock was last reported, the percentage of the outstanding shares is beneficially owned by FMB, as stated in the above-table, is slightly higher than may actually be the case.

         To the knowledge of FMB, no shares of Common Stock are beneficially owned by its executive officers, directors and controlling persons listed on
Schedule 1 hereto.

         (b) FMB has sole dispositive power and sole voting power with respect to the GBB Shares which it currently owns and will have sole dispositive and voting power with respect to the Webster Shares when they are purchased by FMB.

         (c) Except for the transactions described above, FMB has not effected any transactions in the Common Stock reported on herein during the past sixty (60) days, and FMB is not aware of any other transactions in such securities by any of the persons listed on Schedule 1 hereto attributable to FMB.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER

         The information concerning the Agreement contained in Items 3 and 4 above is incorporated herein by reference.

         The description contained herein of the Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit A hereto and incorporated by reference herein.





















                             (Page 6 of 19 Pages)

ITEM 7.  MATERIAL TO BE FILED AS SCHEDULES AND EXHIBITS

         Schedules:

              Schedule 1  -  Executive officers, directors and controlling persons of FMB

         Exhibits:

              Exhibit A  -  Stock Purchase Agreement dated November __, 1997 between Ethel Webster and First Mariner Bancorp

              Exhibit B  -  Press Release dated November 14, 1997






















                             (Page 7 of 19 Pages)

                                   SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1997                   FIRST MARINER BANCORP


                                            /s/ Edwin F. Hale, Sr.
                                            -----------------------------------
                                            Edwin F. Hale, Sr., Chairman and
                                            Chief Executive Officer





















                             (Page 8 of 19 Pages)

                                                                     SCHEDULE 1

             DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS
                        OF FIRST MARINER BANCORP ("FMB")


                                                                             Principal Business
                                   Principal Occupation and                    in Which Such
Name                                   Business Address                   Employment is Conducted
----                               ------------------------               -----------------------

Edwin F. Hale, Sr.                 Chairman of the Board and              Commercial Banking
                                   Chief Executive Officer of
                                   FMB and First Mariner Bank
                                   (the "Bank"); Director of FMB;
                                   Chairman and Chief Executive
                                   Officer of Hale Intermodal
                                   Transport Co. and Hale
                                   Intermodal Marine Co.
                                   1801 South Clinton Street
                                   Baltimore, MD 21224

George H. Mantakos                 President and Director of the          Commercial Banking
                                   Bank; Director of FMB
                                   1801 South Clinton Street
                                   Baltimore, MD 21224

Joseph A. Cicero                   President, Chief Operating             Commercial Banking
                                   Officer and Director of FMB;
                                   Chief Operating Officer of the
                                   Bank
                                   1801 South Clinton Street
                                   Baltimore, MD 21224

Barry B. Bondroff                  Director of FMB; Managing              Accounting
                                   Officer of Grabush, Newman &
                                   Co., P.A.
                                   515 Fairmount Avenue
                                   Suite 400
                                   Baltimore, MD 21286

Rose M. Cernak                     Director of FMB; President of          Restaurant
                                   Olde Obrycki's Crab House, Inc.
                                   P.O. Box 38218
                                   Baltimore, MD 21231

Christopher F. D'Anna              Director of FMB; Vice President        Supermarket Chain
                                   of Mars Super Markets, Inc.
                                   7183 Holabird Avenue
                                   Baltimore, MD 21222

Bruce H. Hoffman                   Director of FMB; Executive             Sports-Related Real Estate
                                   Director of Maryland Stadium                   Development
                                   Authority
                                   Warehouse Camden Yards
                                   333 West Camden Street
                                   Suite 500
                                   Baltimore, MD 21201

                             (Page 9 of 19 Pages)

                                                                             Principal Business
                                   Principal Occupation and                    in Which Such
Name                                   Business Address                   Employment is Conducted
----                               ------------------------               -----------------------

Melvin S. Kabik                    Director of FMB; Owner of              Commercial Real Estate
                                   commercial real estate company
                                   3711 Gardenview Road
                                   Baltimore, MD 21208

R. Andrew Larkin                   Director of FMB; President of          Real Estate Development
                                   Maryland Realty Investment Corp.
                                   325 West 23rd Street
                                   Baltimore, MD 21211

Jay J.J. Matricciani               Director of FMB; President of          Utility and Paving; Heavy
                                   The Matricciani Company;                    Equipment Rental
                                   Partner of Matro Properties
                                   4070 Old North Point Road
                                   Baltimore, MD 21222

Dennis C. McCoy                    Director of FMB; Representative        Legal Profession; Lobbiest
                                   of Government Affairs-Maryland, Inc.
                                   220 Prince George Street
                                   Annapolis, MD 21401

Walter L. McManus, Jr.             Director of FMB; President of          Commercial Real Estate
                                   Castlewood Realty Co., Inc.
                                   204 East Joppa Road
                                   Penthouse 5
                                   Towson, MD 21286

James P. O'Conor                   Director of FMB; Chairman and          Commercial Real Estate
                                   Chief Executive Officer of
                                   O'Conor, Piper & Flynn
                                   22 West Padonia Road
                                   Timonium, MD 21093

Kevin B. O'Connor                  Director of FMB; President of          Fire-Fighting
                                   the Maryland State & District
                                   of Columbia Professional Fire
                                   Fighters Association
                                   52 Scott Adam Road
                                   Cockeysville, MD 21030

John J. Oliver, Jr.                Director of FMB; Chairman,             Newspaper Publishing
                                   Chief Executive Officer and
                                   Publisher of Baltimore
                                   Afro-American Newspaper
                                   2519 North Charles Street
                                   Baltimore, MD 21218


                             (Page 10 of 19 Pages)

                                                                             Principal Business
                                   Principal Occupation and                    in Which Such
Name                                   Business Address                   Employment is Conducted
----                               ------------------------               -----------------------

Gov. William Donald Schaefer       Director Emeritus of FMB; Counsel      Legal Profession
                                   to Gordon, Feinblatt, Rothman,
                                   Hoffberger and Hollander, LLC
                                   The Garrett Building
                                   233 East Redwood Street
                                   Baltimore, MD 21202

Ronald M. Shapiro                  Director of FMB; President of          Sports Management; Legal
                                   Shapiro, Robinson & Associations,             Profession
                                   Inc.; Counsel to Shapiro and
                                   Olander; Chairman of Shapiro
                                   Negotiations Institute
                                   36 S. Charles Street
                                   20th Floor
                                   Baltimore, MD 21201

Hanan Y. Sibel                     Director of FMB; Chairman and          Food Brokerage
                                   Chief Executive Officer of
                                   Chaimson Brokerage Co., Inc.
                                   6822 Oak Hall Lane
                                   Columbia, MD 21045

Leonard Stoler                     Director of FMB; Owner and             Automobile Dealership
                                   President of Len Stoler Inc.
                                   11275 Reisterstown Road
                                   Owings Mills, MD 21117















                             (Page 11 of 19 Pages)

                                                                       EXHIBIT A

                           STOCK PURCHASE AGREEMENT
                           ------------------------

     THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made and entered into on this ____ day of November, 1997, by and between ETHEL WEBSTER, a Maryland resident ("Seller") and FIRST MARINER BANCORP, a Maryland corporation ("First Mariner").

                             EXPLANATORY STATEMENT
                             ---------------------

     A. Seller is a stockholder of Glen Burnie Bancorp ("GBB") and owns one hundred seventy thousand eight hundred eighty-three (170,883) shares of the common stock of GBB, par value $10.00 per share (the "Stock").

     B. After negotiations between them, First Mariner wishes to purchase from Seller, and Seller wishes to sell to First Mariner, the Stock owned by Seller on the terms and subject to the conditions set forth in this Agreement.

     C. Upon execution of this Agreement, the parties shall have three (3) business days to execute an escrow agreement (the "Escrow Agreement"), which is mutually satisfactory to the parties and which provides for the deposit of Seller's Stock and the Closing Payment into escrow pending receipt by First Mariner of the regulatory approvals necessary to consummate the transaction. Any such Escrow Agreement shall comply with Federal Reserve Board regulations.

                                   AGREEMENT
                                   ---------

     NOW, THEREFORE, in consideration of the Explanatory Statement, which is deemed a substantive part of this Agreement, the mutual agreements, representations and warranties hereinafter set forth and for other good and valuable consideration, both the receipt and legal sufficiency of which are hereby acknowledged, First Mariner and Seller hereby agree, represent, warrant, and covenant as follows:

                                   ARTICLE I
                          PURCHASE AND SALE OF STOCK
                          --------------------------

     1.1 Transfer of Stock. Upon the terms and subject to the conditions contained herein, Seller will sell, convey, transfer, assign and deliver to First Mariner, and First Mariner will acquire as of the close of business on the Closing Date, one hundred seventy thousand eight hundred eighty-three (170,883) shares of the Stock. Concurrently with the execution of the Escrow Agreement, Seller shall deliver to the escrow agent all certificates representing the Stock. The certificates representing the Stock shall be duly endorsed, or delivered with appropriate stock powers or other instruments of conveyance, as requested by First Mariner, and in form and content satisfactory to First Mariner's counsel, and shall be placed in escrow pursuant to the Escrow Agreement and shall be released by the escrow agent (the "Escrow Agent") to First Mariner on the Closing Date in accordance with the Escrow Agreement and this Agreement. The Escrow Agreement as executed shall be incorporated herein and made a part of this Agreement.

     1.2 Consideration. As consideration for the purchase of the Stock owned by Seller, First Mariner agrees to pay to Seller an amount equal to Four Million One Hundred Eight Six Thousand Six

                             (Page 12 of 19 Pages)

Hundred Thirty Four Dollars ($4,186,634.00) (the "Closing Payment") to be paid by cashiers or certified bank check. The Closing Payment shall be placed in escrow pursuant to the Escrow Agreement and shall be released by the Escrow Agent to Seller on the Closing Date in accordance with the Escrow Agreement and this Agreement.


                                  ARTICLE II
                                   CLOSING
                                   -------

     2.1 Time and Place of Closing. The closing of the transaction contemplated by this Agreement (the "Closing") shall take place at the offices of Shapiro and Olander, 2000 Charles Center South, 36 South Charles Street, Baltimore, Maryland 21201, or at such other place as First Mariner may determine upon reasonable notice to Seller .

     2.2 Deliveries by Seller. As of the Closing Date, Seller shall have delivered the following to First Mariner:

           (a) Instructions and any required documentation to the Escrow Agent to deliver the stock certificate(s) representing all of the Stock owned by Seller, together with duly executed stock powers;

           (b) All other documents, instruments and writings required to be delivered by Seller at or prior to the Closing Date pursuant to this Agreement or otherwise required, or reasonably requested by First Mariner, in connection herewith.

     2.3 Deliveries by First Mariner. At the Closing, First Mariner shall deliver the following to Seller:

           (a) Instructions and any required documentation to the Escrow Agent to deliver to Seller the Closing Payment by cashiers or certified bank check; and

           (b) All other documents, instruments and writings required to be delivered by First Mariner at or prior to the Closing date pursuant to this Agreement or otherwise required in connection herewith.


                                 ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF SELLER
                   ----------------------------------------

     Seller hereby represents and warrants to First Mariner as follows:

     3.1 Validity and Capacity. This Agreement constitutes or will constitute the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditor rights generally or the availability of equitable remedies.

     3.2 Title to Shares. (a) Seller holds legal and valid title to the Stock, free and clear of any security interest, lien, adverse claim, encumbrance, equity, proxy, or other right of any other party with respect to such Stock; (b) Seller has the exclusive right to transfer and assign the Stock to First Mariner; (c) the Stock represents all of the shares of capital stock of GBB owned of record or beneficially by Seller;

                             (Page 13 of 19 Pages)
and (d) Seller is not a party to any option, warrant, call, right or other agreement, oral or written, of any character whatsoever giving any person or entity the right to acquire from the Seller any shares of capital stock of GBB, or giving the seller the right to acquire from GBB or any other stockholder of GBB any shares of capital stock of GBB or any security or other instrument convertible into or exchangeable for any shares of capital stock of GBB, nor are there any commitments to issue, execute or agree to any such options, warrants, calls, puts, rights or other agreements.

     3.3 Consents and Approvals. Except for the consents, waivers or approvals of, or filings or registrations with the Federal Reserve Board, the Maryland Commissioner, and the DOJ, no consent, approval or authorization of, or declaration, notice, filing or registration with, any governmental or regulatory authority, or any other person, is required to be made or obtained by Seller on or prior to the Closing Date in connection with the execution, delivery and performance of this Agreement and the consummation of the Transaction contemplated by this Agreement.

     3.4 Litigation. There is no litigation instituted, pending or, to the knowledge of Seller, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome), against Seller or against any asset, interest or right of Seller which would have a material adverse effect on the Stock, other than suits pending on the date hereof. There is no actual or, to the knowledge of Seller, threatened litigation which presents a claim to restrain or prohibit the transaction contemplated herein or to impose upon First Mariner or Seller any material costs or obligations in connection therewith.

     3.5 No Other Agreements to Sell the Stock. Seller has no agreement, absolute or contingent, with any other person to sell the Stock or to enter into any agreement with respect thereto.

     3.6 Representation. Seller has been advised by independent legal counsel of her own choosing in the negotiation of this Agreement and all other agreements and documents contemplated hereby or thereby and all matters relating thereto.


                                  ARTICLE IV
                              COVENANTS OF SELLER
                              -------------------

     Seller covenants and agrees for the benefit of First Mariner as follows:

     4.1 Consummation of Agreement. Seller shall take all action necessary or appropriate, or that may be reasonably requested by First Mariner, shall execute such additional documents, instruments, memoranda and other writings, and shall otherwise cooperate fully with First Mariner as shall be necessary or appropriate to carry out and effectuate the terms and conditions of this Agreement or to acquire any necessary regulatory approvals.

     4.2 Confidentiality. Seller shall use all confidential information disclosed by First Mariner to Seller solely for the purpose of this Agreement and the transaction described herein and shall not use such information for any other purpose. Seller shall maintain the confidentiality of such information. If the transaction described herein is not consummated, all documents and copies thereof containing such confidential information relating to First Mariner in the possession of Seller or her agents or representatives shall be returned to First Mariner. For purposes of this paragraph, confidential information relating to First Mariner shall mean information not readily available through sources other than First Mariner.

                             (Page 14 of 19 Pages)

     4.3 Negative Covenants. Except as specifically contemplated by this Agreement, Seller shall not take any action, or agree or commit to take any action, in writing or otherwise, without the prior written consent of First Mariner which would or is reasonably likely to (i) adversely affect the ability of First Mariner to obtain any necessary approvals of governmental authorities required for the transaction contemplated hereby; (ii) adversely affect Seller's ability to perform her covenants and agreements under this Agreement; or (iii) result in any of the conditions to First Mariner's obligation hereunder set forth in Article VI not being satisfied.


                                   ARTICLE V
                          COVENANTS OF FIRST MARINER
                          --------------------------

     5.1 Filing of Applications. First Mariner shall use its best efforts to prepare, submit, publish, and file: (a) an application to the Federal Reserve Board pursuant to the Bank Holding Company Act and 12 C.F.R. Section 225.14; and (b) an application to the Maryland Commissioner pursuant to
Section 3-314 of the Financial Institutions Article of the Code; and (c) any other applications, notices, or statements required to be filed in connection with the transaction contemplated hereby.

     5.2 Adjustment to Closing Payment. If within ninety (90) days of the date of this Agreement, First Mariner purchases GBB common stock from any third party at a per share purchase price greater than Twenty Four Dollars Fifty Cents ($24.50) per share (the "Third Party Purchase Price"), First Mariner shall adjust the Closing Payment and pay to Seller a per share purchase price for Seller's Stock equal to the Third Party Purchase Price.
If such third party purchase occurs after the Closing, First Mariner shall promptly pay to Seller the difference between such higher Third Party Purchase Price and the Closing Payment.

     5.3 Expenses. First Mariner shall pay all of Seller's expenses representing legal fees and/or commissions which Seller incurred in connection with the negotiation and execution of this Agreement.

     5.4. Continued Operations of GBB. In the event that First Mariner has representatives on the Board of Directors of GBB and/or gains control of management of GBB or any bank subsidiary of GBB (the "Bank"), First Mariner shall use its best efforts to cause its representatives, subject in all cases to its or their business judgment and any fiduciary duty which it or its representatives may owe, to do the following:

            (i) consider placing Neil Williams, Matt Shimoda, and Susan Demyan on an advisory board to the board of directors for GBB;

            (ii) consider retaining the services of Donald Bolander, independent contractor, for cleaning and maintaining the Bank's facilities;

            (iii) consider retaining Dorothy Lim as Administrative Assistant, Finance of the Bank; and

            (iv) consider the retention of managers and employees at existing bank branches.


                             (Page 15 of 19 Pages)

                                  ARTICLE VI
                   CONDITIONS TO FIRST MARINER'S OBLIGATIONS
                   -----------------------------------------

     The obligations of First Mariner to consummate the transaction contemplated hereby on the Closing Date are subject to the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

     6.1 Representations, Warranties and Covenants. All representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the Closing Date, except as otherwise contemplated by this Agreement or consented to in writing by First Mariner, and Seller shall have performed in all material respects all agreements and covenants as required hereby to be performed by it prior to or at the Closing Date. There shall be delivered to First Mariner a certificate of Seller to the foregoing effect.

     6.2 Governmental Approvals. The parties hereto shall have received all necessary approvals of the transactions contemplated by the Agreement from governmental agencies and authorities, including, without limitation, those of the Federal Reserve Board, Maryland Commissioner, and DOJ, without the imposition of any unduly burdensome conditions, as reasonably determined by First Mariner, each of such approvals shall remain in full force and effect and all statutory waiting periods in connection therewith shall have expired at the Closing Date. Such approvals and the transactions contemplated thereby shall not have been contested by any federal or state governmental authority nor by any other third party by formal proceeding. If any contest as aforesaid is brought by formal proceedings, any party may, but shall not be obligated to, answer and defend such contest.

     6.3 No Injunctions or Restraints. No suit, action or proceeding shall be pending or threatened before any court or other governmental agency by the federal or any state government in which it is sought to restrain or prohibit the consummation of the transaction contemplated by this Agreement and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transaction shall be in effect.

     6.4 Certificates. Seller will furnish First Mariner with such certificates to evidence compliance with the conditions set forth in this
Article VI as may be reasonably requested by First Mariner.

                                  ARTICLE VII
                                 MISCELLANEOUS
                                 -------------

     7.1 Termination. This Agreement may be terminated on the Closing Date by First Mariner in writing, if any of the conditions precedent set forth in
Article VI hereof have not been satisfied or fulfilled.

     7.2 Effect of Termination. In the event this Agreement is terminated pursuant to Section 7.1 hereof, this Agreement shall become void and have no effect, except that the provisions relating to (a) expenses and publicity set forth in Sections 7.11 and 7.12; and (b) confidentiality provided in
Section 4.4 hereof, shall survive any such termination.

                             (Page 16 of 19 Pages)

    7.3 Remedies. The parties to this Agreement acknowledge and agree that the obligations arising under this Agreement are unique and that adequate remedies at law may be unavailable to them for any breach of this Agreement and that any such breach or a threatened breach may result in irreparable harm to them. Without prejudice to any other remedies at law or in equity to which any of them may be entitled, the parties to this Agreement hereby agree that each of them shall be entitled to injunctive relief and/or a decree of specific performance in the event of any actual or threatened breach of any of the terms, conditions or provisions of this Agreement, together with reimbursement of legal and other expenses and fees incurred in enforcing this Agreement or seeking such relief.

    7.4 Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by Seller or Seller without the prior written consent of First Mariner. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, and no other person shall have any right, benefit or obligation hereunder.

     7.5 Notices. Unless otherwise provided herein, any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered in person or by courier, telegraphed, telexed or by facsimile transmission or mailed by certified mail, postage prepaid, return receipt requested (such mailed notice to be effective on the date such receipt is acknowledged), as follows:


     If to First Mariner:  First Mariner Bancorp
                           1801 South Clinton Street
                           Baltimore, Maryland  21224
                           Attn:  Edwin F. Hale, Sr.
                           Chairman and Chief Executive Officer

     with a copy to:       Christopher Dean Olander, Esq.
                           Shapiro and Olander
                           36 South Charles Street, 20th Floor
                           Baltimore, Maryland 21201

     If to Seller:         Ms. Ethel Webster
                           104 West Pasadena Road
                           Pasadena, Maryland 21122

     with a copy to:       Marvin Mandel, Esquire
                           Nine State Circle
                           Annapolis, Maryland 21401

or to such other place and with such other copies as either party may designate as to itself by written notice to the others.

     7.6 Choice of Law. This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the internal laws of the State of Maryland, without regard to the conflict of law principles thereof.

                             (Page 17 of 19 Pages)

     7.7 Entire Agreement; Amendments and Waivers. This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by all parties, except as relates to the confidentiality provisions. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

     7.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     7.9 Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

     7.10 Headings. The headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

    7.11 Expenses. Except as otherwise provided herein, First Mariner and Seller will be liable for their own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement including, but not limited to, legal, consultant, accounting and other professional fees and expenses.

     7.12 Publicity. Seller shall not issue any press release or other public disclosure relating to this Agreement or the transaction contemplated hereby without the prior written consent of First Mariner; provided, however, that nothing contained herein shall prohibit any party, following notification to the other party, from making any disclosure which its counsel deems necessary.

     IN WITNESS WHEREOF, Seller and First Mariner have duly executed and delivered this Stock Purchase Agreement as of the day and year first above written.

ATTEST:                                     FIRST MARINER BANCORP


/s/ Eugene A. Friedman                      By:/s/ Edwin F. Hale, Sr.    (SEAL)
----------------------------------             --------------------------------
Eugene A. Friedman, Secretary                  Edwin F. Hale, Sr., Chairman and
                                               Chief Executive Officer

WITNESS:                                    SELLER


/s/                                         By:/s/ Ethel Webster         (SEAL)
-----------------------------------            --------------------------------
                                               Ethel Webster

                             (Page 18 of 19 Pages)

                                                                      EXHIBIT B


                                 PRESS RELEASE
                                 -------------

























                             (Page 19 of 19 Pages)